Exhibit 21.1

Legal Name	State of Organization
Deciphera Pharmaceuticals, LLC	Delaware

DRAGSA 20 LLC	Delaware

NLV-3 Deciphera, Inc.	Delaware

NLV-G Deciphera, Inc.	Delaware

SVLS-Deciphera, Inc.	Delaware

Redmile Deciphera Holdings, Inc.	Delaware

Deciphera Pharmaceuticals Securities Corporation	Massachusetts